Mail Stop 4561

January 7, 2008

Gerald P. Plush
Chief Financial Officer
Webster Financial Corporation
Webster Plaza
Waterbury, Connecticut 06702

        Re: **Webster Financial Corporation**
                    Form 10-K for Fiscal Year Ended
                    December 31, 2006

Dear Mr. Plush:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Amit Pande
                    Assistant Chief Accountant